Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Qifu Technology, Inc.

奇富科技股份有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3660)

POLL RESULTS OF THE 2025 ANNUAL GENERAL MEETING

The board of directors of Qifu Technology, Inc. (the “Company”) is pleased to announce that all the resolutions as set out in the notice of the 2025 annual general meeting of shareholders of the Company dated May 13, 2025 were duly passed at our 2025 annual general meeting (“AGM”) of the Company held on June 30, 2025.

As the special resolution in relation to the change of English name of the Company was duly passed by the shareholders at the AGM, the new name of the Company (“Qfin Holdings, Inc.”) will be included in all the publications and corporate communications of the Company after the new name has been entered in the Register of Companies by the Registrar of Companies of the Cayman Islands and the Certificate of Registration of Alteration of Name of Registered Non-Hong Kong Company has been obtained by the Company from the Registrar of Companies in Hong Kong confirming the registration of the new name of the Company in Hong Kong under Part 16 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong).

Further announcement(s) will be made by the Company after the completion of the above registration and other consequential changes as and when appropriate.

By order of the Board
Qifu Technology, Inc.
Haisheng Wu
Chief Executive Officer

Hong Kong, June 30, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Haisheng Wu, Mr. Alex Zuoli Xu and Mr. Dan Zhao as Directors; and Mr. Gang Xiao, Mr. Andrew Y Yan, Mr. Fan Zhao, Mr. Eric Xiaohuan Chen, Mr. Xiangge Liu and Ms. Jiao Jiao as Independent Directors.